Filed Pursuant to Rule 433

Registration Statement No.: 333-132434

Tyson Foods Announces Offering of Common Stock and Convertible Senior Notes

SPRINGDALE, Ark., Sep 4, 2008 – Tyson Foods, Inc. (NYSE: TSN) today announced it intends to offer, subject to market and other conditions, 20 million shares of its Class A common stock in a registered underwritten public offering. Tyson intends to grant the underwriters an option to purchase up to an additional 3 million shares of its Class A common stock to cover over-allotments, if any.

An entity controlled by Don Tyson, the Company’s former Chairman and current director, has indicated it intends to purchase 3 million shares in the offering of Class A common stock.

Concurrently with the offering of Class A common stock, Tyson also intends to offer, subject to market and other conditions, $450 million aggregate principal amount of its convertible senior notes due 2013 in a registered underwritten public offering. Tyson intends to grant the underwriters an option to purchase up to an additional $67.5 million aggregate principal amount of such convertible notes to cover over-allotments, if any.

The Class A common stock offering and convertible notes offering are being conducted as separate public offerings and are not contingent upon each other.

Net proceeds from the offerings are expected to be used to repay portions of the outstanding borrowings under Tyson’s accounts receivable credit facility and for other general corporate purposes such as acquisitions, strategic investments and initiatives to grow the Company’s business. To reduce potential dilution from the conversion of the notes, Tyson expects to use a portion of the proceeds from the convertible notes offering to fund the net cost of convertible note hedge and warrant transactions (representing the cost to Tyson of the convertible note hedge transactions, partially offset by the proceeds to Tyson of the warrant transactions) that Tyson expects to enter into with counterparties, which are affiliates of certain underwriters of the convertible notes. These counterparties or their respective affiliates expect to enter into various derivative transactions with respect to Tyson’s Class A common stock concurrently with, or shortly after, the pricing of the notes. In addition, the counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to Tyson’s Class A common stock or by selling or purchasing Tyson’s Class A common stock in secondary market transactions following the pricing of the notes and are likely to do so during any observation period related to the conversion of the notes. These transactions could adversely affect the market price of Tyson’s Class A common stock and of the notes, could have the effect of increasing or preventing a decline in the price of Tyson’s Class A common stock and could, under certain circumstances, affect noteholders’ ability to convert the notes.

J.P. Morgan Securities Inc. and Merrill Lynch & Co. will act as the joint book-running managers of the offerings.

The Class A common stock offering and the convertible notes offering are being made pursuant to a prospectus supplement and accompanying prospectus filed with the Securities and Exchange Commission and available for review on the SEC’s website at http://www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. Any offer of the securities will be made only be means of a prospectus, forming a part of the effective registration statement, the applicable prospectus supplement and other related documents. Copies of these documents can be obtained from: J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002, or from Merrill Lynch & Co., 4 World Financial Center, Attn: Prospectus Department, New York, New York 10080, phone: 212-449-1000.

About Tyson Foods

Tyson Foods, Inc. (NYSE: TSN), founded in 1935 with headquarters in Springdale, Arkansas, is the world’s largest processor and marketer of chicken, beef, and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500. The company produces a wide variety of protein-based and prepared food products and is a market leader in the retail and foodservice markets it serves. Tyson provides products and service to customers throughout the United States and more than 80 countries. The company has approximately 104,000 Team Members employed at more than 300 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

Forward-Looking Statements

Certain information contained in the press release may constitute forward-looking statements, such as statements relating to contemplated offerings. These forward-looking statements are subject to a number of factors and uncertainties which could cause our actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Among the factors that may cause actual results and experiences to differ from anticipated results and expectations expressed in such forward-looking statements are the following: (i) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (ii) market conditions for finished products, including competition from other global and domestic food processors, supply and pricing of competing products and alternative proteins and demand for alternative proteins; (iii) successful rationalization of existing facilities and operating efficiencies of the facilities; (iv) risks associated with our commodity trading risk management activities; (v) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vi) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an effect on livestock we own, the availability of livestock we purchase, consumer perception of certain protein products or our ability to access certain domestic and foreign markets; (vii) changes in availability and relative costs of labor and contract growers and our ability to maintain good relationships with employees, labor unions, contract growers and independent producers providing us livestock;

(viii) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (ix) changes in consumer preference and diets and our ability to identify and react to consumer trends; (x) significant marketing plan changes by large customers or loss of one or more large customers; (xi) adverse results from litigation; (xii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiii) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws and occupational, health and safety laws; (xiv) our ability to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xv) effectiveness of advertising and marketing programs; (xvi) the effect of, or changes in, general economic conditions; and (xvii) those factors listed under Item 1A. “Risk Factors” included in our September 29, 2007 Annual Report filed on Form 10-K.

Tyson Foods, Inc. has filed a registration statement (including a prospectus and related preliminary prospectus supplements) with the U.S. Securities and Exchange Commission (SEC) for each of these offerings. Before you invest, you should read the prospectus supplement and prospectus for each of these offerings in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and each of these offerings. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002, or from Merrill Lynch & Co., 4 World Financial Center, Attn: Prospectus Department, New York, New York 10080, phone: 212-449-1000.

SOURCE: Tyson Foods, Inc.

Media Contact:

Gary Mickelson

479-290-6111

Investor Contact:

Ruth Ann Wisener

479-290-4235

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